September 23, 2020

Mark Cowan

Senior Counsel

Disclosure Review and Accounting Office

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E. (Mail Stop 5-6)

Washington, D.C. 20549

RE:	RiverSource Life Insurance Company (“Company”)

RiverSource Variable Life Separate Account (“Registrant”)

    Post-Effective Amendment No. 5 on Form N-6

    File Nos. 333-227506/811-04298

RiverSource Life Insurance Co. of New York (“Company”)

RiverSource of New York Account 8 (“Registrant”)

    Post-Effective Amendment No. 4 on Form N-6

    File Nos. 333-227507/811-05213

Dear Mr. Cowan:

This letter is in response to the Staff’s comments we received on September 16, 2020 for the above-referenced Post-Effective Amendment filings which we filed on or about August 7, 2020. Comments and responses are outlined below.

Comment 1. In the Prospectus Form Number and Date table of the supplement, add the actual date of the prospectus and the date of any prior supplements.

Response: Revised as requested.

Comment 2. In the Prospectus Form Number and Date table of the supplement, what does S-6700 CG and S-6705 CG mean?

Response:

S-6700 CG and S-6705 CG are unique internal identifiers that are used to track prospectus and supplement inventory.

Comment 3. Revise the preamble to the supplement to include “referenced above” (prospectus).

Response.

Revised as requested.

Comment 4. Revise the preamble to the supplement to include “Except as modified in this supplement, all other terms and information contained in the prospectus remain in effect and unchanged”.

Response:

Revised as requested.

Comment 5: Revise the third sentence in the supplement to read as follows: For new policy [applications signed] [or polices issued on or after Oct 9, 2020] the following changes apply:

Response:

The third sentence in the supplement has been revised to read:

The following changes apply for new policy applications signed on or after October 9, 2020.

Comment 6. Revise supplement to include page numbers of the prospectus where the changes apply.

Response:

Revised as requested.

Comment 7. In the “Periodic Charges Other than Fund Operating Expenses – Interest Rate on Loans” section of the supplement on page 1, do these terms also apply to existing policies? Since the rate is lower, we wouldn’t object to applying to exiting contract owners, but then not consistent with preamble. If it doesn’t, it should not say “replaces”; it should say ‘added’ because existing policy holders who bought contract before Oct 9, 2020 are subject to the terms/rates shown in Prospectus. Instead say: is added to show the maximum charge for policies issued on or after Oct 9, 2020.

Response:

Revised as requested.

Comment 8. In the “Fixed Account Guaranteed Minimum Interest Rate” section of the supplement, need to add “for policies issued on or after Oct 9, 2020 only.”

Response:

The disclosure has been revised to read:

The following information is added to show the fixed account guaranteed minimum interest rate for new policy applications signed on or after October 9, 2020 only:

Comment 9. In the Fixed Account section of the supplement on page 2, need to show the old rate too: so everywhere it states “1%” it should say for policies issued on or after Oct 9, 2020 and 2% for policies issued prior to Oct. 9, 2020.

Response:

The disclosure has been revised to read:

2% (1% for new policy applications signed on or after October 9, 2020)

If you have any questions concerning this filing or responses to the comments, please contact me at (612) 678-4177 or Adina Bynum at (612) 671-7698.

Sincerely,

/s/ Dixie L. Carroll
Dixie L. Carroll General Counsel and Assistant Secretary